Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is entered into as of July 1, 2025 (the Execution Date ) by and between Webus International Limited, an exempted company incorporated under the laws of the Cayman Islands and listed on The Nasdaq Capital Market under the trading symbol “WETO” (the “Company”), and Ripple Strategy Holdings, a company incorporated in the British Virgin Islands (“Investor” and, together with the Company, each a “Party” and collectively the “Parties”).

RECITALS

A. The Company desires to establish a senior equity line of credit facility (the “Facility”) whereby Investor may, from time to time during the Availability Period (as defined below), purchase up to US $100,000,000 of the Company’s ordinary shares, par value US $0.0001 per share (the “Shares”).

B. Consummation of the Facility is subject to (i) the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission (the “SEC”), (ii) receipt of the written consent (the “Underwriter Consent”) of the Company’s lead underwriter in respect of all outstanding lock-up or market-standstill agreements (collectively, the “Lock-Up Agreements”), and (iii) the other terms and conditions set forth herein.

C. The Parties desire to enter into this Agreement to set forth the definitive terms and conditions of the Facility.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

SECTION 1. DEFINITIONS. Capitalized terms used in this Agreement shall have the meanings set forth below or as otherwise provided herein.

“ADV” means the average daily dollar trading volume of the Shares on Nasdaq during the applicable measurement period.

“Availability Period” means the twenty-four (24) month period commencing on the Effective Date.

“Beneficial Ownership Cap” has the meaning set forth in Section 2.6.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York arc authorized or required by law to remain closed.

“Closing” and “Closing Date” each have the meanings set forth in Section 3.4.

“Effective Date” means the date on which the Registration Statement is declared effective by the SEC.

“Floor Price” has the meaning set forth in Section 2.4(b).

“Material Adverse Effect” means any event, occurrence or development that, individually or together with other events, has had or could reasonably be expected to have a material adverse effect on (a) the legality, validity or enforceability of this Agreement, (b) the results of operations, assets, business or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or (c) the ability of the Company to perform its obligations under this Agreement.

“Pricing Date” means, with respect to any Purchase Notice, the trading day immediately following the Purchase Notice Date.

“Purchase Notice” has the meaning set forth in Section 2.2(a).

“Registration Statement” means a registration statement on Form S-l (or Form S-3, when the Company becomes eligible to use such form) registering the resale of the Shares issuable hereunder, as the same may be amended or supplemented from time to time.

“VWAP” means, for any trading day, the volume-weighted average price of the Shares on Nasdaq, as reported by Bloomberg, L.P. during regular trading hours.

SECTION 2. PURCHASE AND SALE OF SHARES.

2.1 Commitment. Subject to the terms and conditions set forth herein, Investor hereby commits to purchase from the Company, and the Company may from time to time in its sole discretion issue and sell to Investor, up to the lesser of (a) US $100,000,000 in aggregate purchase price of Shares and (b) the aggregate dollar amount registered for resale under the Registration Statement.

2.2 Purchase Notices; Size; Frequency, (a) From time to time after the Effective Date and during the Availability Period, the Company may deliver to Investor a written notice substantially in the form attached hereto as Exhibit A (each, a “Purchase Notice”), specifying the aggregate dollar amount of Shares the Company elects to sell to Investor (the “Purchase Notice Amount”), (b) Each Purchase Notice Amount shall be not less than US $250,000 and not greater than the lesser of (i) US $3,000,000 and (ii) 25 % of the trailing 5-day ADV. (c) The Company shall not deliver more than one Purchase Notice during any five (5) trading-day period.

2.3 Purchase Price; Settlement, (a) The per-share purchase price (the “Purchase Price”) applicable to any Purchase Notice shall be 97 % of the VWAP on the applicable Pricing Date, but in no event lower than the Floor Price then in effect, (b) The Closing for each Purchase Notice shall occur on the Business Day that is one (1) trading day after the Pricing Date (T + 1). Settlement shall be effected on a delivery-versus-payment basis through The Depository Trust Company.

2.4 Floor Price; Adjustment, (a) The initial floor price shall be US $1.80 per Share (the “Floor Price”). (b) The Company may, upon one (1) Business Day prior written notice to Investor, increase (but not decrease) the Floor Price from time to time.

2.5 Leak-Out; No-Short. (a) Investor agrees that it shall not sell on any trading day a number of Shares that exceeds the lesser of (i) 10 % of total trading volume of the Shares on such day or (ii) 50,000 Shares, (b) Investor further covenants that, from and after the Purchase Notice Date until the later of (x) the related Closing Date and (y) live (5) trading days thereafter, neither Investor nor any of its affiliates shall directly or indirectly engage in any short sale or other hedging transaction that is designed to or could reasonably be expected to result in the disposition of Shares by Investor other than pursuant to this Agreement.

2.6 Beneficial Ownership Cap. Notwithstanding anything herein to the contrary, the Company shall not issue, and Investor shall not acquire, any Shares pursuant to this Agreement if, immediately following such issuance, Investor (together with its affiliates) would beneficially own more than 4.99 % of the Company’s outstanding ordinary shares (the “Beneficial Ownership Cap”).

SECTION 3. CLOSINGS; CONDITIONS PRECEDENT.

3.1 Underwriter Consent; Effectiveness. Notwithstanding anything to the contrary herein, this Agreement (other than Sections 10.12 and 10.13, which shall be binding upon execution) shall not become effective unless and until the Company has received the Underwriter Consent (such date, the “Underwriter Consent Date”). If the Underwriter Consent is not obtained within forty-five (45) days after the Execution Date, either Party may terminate this Agreement upon written notice without any liability to the other Party.

3.2 Conditions Precedent to the Company’s Right to Deliver a Purchase Notice. The Company’s right to deliver a Purchase Notice shall be subject to the following conditions precedent: (a) The Registration Statement shall have been declared effective and shall remain effective; (b) All Shares issued pursuant hereto shall have been approved for listing on Nasdaq, subject only to notice of issuance; and (c) No Material Adverse Effect shall have occurred and be continuing.

3.3 Conditions Precedent to Investor’s Obligation to Purchase. Investor’s obligation to purchase Shares pursuant to a Purchase Notice shall be subject to satisfaction of the following conditions precedent as of the applicable Closing Date: (a) The representations and warranties of the Company shall be true and correct; (b) The Company shall have performed all covenants required to be performed by it; (c) There shall be no suspension of trading in the Shares on Nasdaq; and (d) Receipt of customary closing deliverables, including an opinion of counsel and officer’s certificate.

3.4 Closings. Subject to satisfaction (or waiver by the applicable Party) of the conditions set forth in Sections 3.2 and 3.3, the closing of the sale and purchase of Shares with respect to a Purchase Notice (each, a “Closing”) shall occur by electronic exchange of documents and signatures on the applicable Closing Date.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company hereby represents and warrants to Investor as of the Execution Date, each Purchase Notice Date and each Closing Date that: (a) Organization; Good Standing. The Company is duly incorporated and validly existing under the laws of the Cayman Islands and has full corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted, (b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement and the issuance of the Shares have been duly authorized by all necessary corporate action, (c) Capitalization. As of the date hereof, the Company has 22,000,000 ordinary shares issued and outstanding, (d) No Conflicts. The execution, delivery and performance of this Agreement do not and will not (i) violate any provision of the Company’s organizational documents, (ii) violate any statute, rule, regulation or order applicable to the Company, or (iii) result in a breach of any material contract to which the Company is a party. (e) SEC Reports, Financial Statements. The Company has filed all reports required to be filed by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (f) Registration Statement. The Registration Statement, when declared effective, will comply in all material respects with the Securities Act of 1933, as amended (the “Securities Act ), and the rules and regulations of the SEC promulgated thereunder.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF INVESTOR.

Investor hereby represents and warrants to the Company that: (a) Organization. Investor is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, (b) Authority. Investor has full power and authority to enter into and perform its obligations under this Agreement, (c) Investment Intent. Investor is acquiring the Shares for investment purposes and not with a present view toward public distribution except as permitted under the Securities Act.

SECTION 6. COVENANTS OF THE COMPANY.

6.1 Registration Statement. Within thirty (30) calendar days after the Underwriter Consent Date, the Company shall file the Registration Statement covering the resale of up to 50,000,000 Shares (or such lesser amount as may be reasonably necessary) with the SEC, naming Investor as a “selling shareholder.”

6.2 Effectiveness Deadline. The Company shall use commercially reasonable efforts to cause the Registration Statement to be declared effective no later than ninety (90) calendar days after the filing date (or 120 days if subject to full SEC review), subject to automatic extension for each round of SEC comments, in each case consistent with the Term Sheet.

6.3 Listing. The Company shall use commercially reasonable efforts to maintain listing of the Shares on Nasdaq.

6.4 Use of Proceeds. The Company shall use the net proceeds from the sale of Shares pursuant hereto for working capital, business expansion, strategic marketing and other general corporate purposes as approved by the Board of Directors.

6.5 Lock-Up Compliance. The Company shall not issue any Purchase Notice hereunder unless such issuance complies in all respects with the Lock-Up Agreements or is expressly waived pursuant to the Underwriter Consent.

SECTION 7. COVENANTS OF INVESTOR. Investor covenants that it shall comply with the leak-out and no-short provisions set forth in Section 2.5, the Beneficial Ownership Cap in Section 2.6, and all applicable securities laws.

SECTION 8. INDEMNIFICATION.

Each Party agrees to indemnify, defend and hold harmless the other Party and its respective directors, officers, employees, agents and affiliates from and against any and all losses arising out of any breach of any representation, warranty or covenant of such Party contained herein.

SECTION 9. TERMINATION.

This Agreement may be terminated at any time (a) by mutual written agreement of the Parties, (b) by either Party if the Registration Statement has not become effective within one hundred eighty (180) calendar days after the filing date, (c) by either Party pursuant to Section 3.1 if the Underwriter Consent is not obtained within forty-five (45) days after the Execution Date, or (d) automatically upon the expiration of the Availability Period.

SECTION 10. MISCELLANEOUS.

10.1 Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflict of laws principles. Each Party irrevocably submits to the exclusive jurisdiction of the federal and state courts located in New York County, New York.

10.2 Survival. The representations, warranties, covenants and agreements contained herein shall survive each Closing and any termination of this Agreement.

10.3 Entire Agreement. This Agreement, together with the schedules and exhibits hereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

10.4 Amendments and Waivers. No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by both Parties.

10.5 Assignment. Neither Party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party, except that Investor may assign its rights to an affiliate controlled by or under common control with Investor upon prior written notice to the Company.

10.6 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument Execution and delivery of this Agreement by electronic transmission shall be deemed legal, valid and enforceable.

10.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered by hand, sent by email (with confirmation of receipt) or delivered by internationally recognized overnight courier to the addresses set forth below (or such other address as may be designated by a Party by notice to the other Party):

If to the Company: Webus International Limited

Name: Annabelle Li

Attn: Head of Investor Relations

Email: ir.annabelle@webus.vip

If to Investor: Ripple Strategy Holdings

Name: James Grant

Attn: Director

Email: RippleHold@outlook.com

10.8 Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall remain in full force and effect.

10.9 Fees and Expenses. The Company shall reimburse Investor for its reasonable legal fees and expenses, not to exceed US $25,000, on the first Closing Date.

10.10 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.11 Public Announcements. The Company shall, within the time period required by applicable law, file with the SEC a Current Report on Form 8-K (or Form 6-K, if applicable) describing the material terms of this Agreement.

10.12 Confidentiality. Except as required by law or the rules of any securities exchange, each Party shall keep the existence and terms of this Agreement confidential until publicly disclosed by the Company pursuant to Section 10.11.

10.13 Exclusive Negotiation Period. From the Execution Date until fifteen (15) Business Days thereafter, the Company shall not solicit, discuss or negotiate any equity line of credit facility with any party other than Investor.

[SIGNATURE PAGES FOLLOW]

IN WTINESS WHEREOF, the Parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized officers as of the Execution Date.

WEBUS INTERNATIONAL LIMITED

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

RIPPLE STRATEGY HOLDINGS

By:	/s/ James Grant
Name:	James Grant
Title:	Director